Exhibit 99.2
Liberty Interactive Corporation
Reconciliation of Liberty Interactive Corporation ("LINT") Net Assets and
Net Earnings to Liberty Interactive LLC ("LINT LLC") Net Assets and Net Earnings
December 31, 2012
(unaudited)
amounts in millions

Liberty Interactive Corporation Net Assets	$12,051
Reconciling items:
LINT put option obligations	1
LINT LLC Net Assets	$12,052
Liberty Interactive Corporation Net Earnings	$1,591
Reconciling items:
General and administrative expenses	2
Unrealized gain on LINT put options	(3)
Liberty Interactive LLC Net Earnings	$1,590

1